

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Wallace Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

      Re: Graham Holdings Company
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 26, 2020
          File No. 1-6714

Dear Mr. Cooney:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services